FraserPapers

FILE No. 82-34837



05006816

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

SUPPL

March 17, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following document:

- Press Release dated March 17, 2005 as to a Senior Notes Issue

If the Commission has any questions with respect to this letter or its enclosure, please contact Marina Mueller at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by: 
Ben Vaughan
Senior Vice President, Finance
and Corporate Development

Enclosure



SEC MAIL PROCESSING
RECEIVED
MAR 24 2005
WASH, D.C.
202
SECTION

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

NEWS RELEASE

FraserPapers

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Fraser Papers Inc. Announces $150 Million Senior Notes Issue

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (March 17, 2005) – Fraser Papers Inc. (TSX: FPS) today announced that it has issued in a private placement US$150 million of 8.75% senior unsecured notes maturing March 15, 2015.

Fraser Papers intends to use a portion of the net proceeds of the issue to repay amounts outstanding to an affiliate of Brascan Corporation under a revolving term loan and to purchase certain assets used in Fraser Papers' facilities and in its recently sold Park Falls operations which have operating lease obligations that are currently guaranteed by Norbord Inc. The remainder of the net proceeds will be used for general corporate purposes.

This news release does not constitute an offer of the notes for sale in any jurisdiction. The notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under that Act or an applicable exemption from registration requirements of that Act.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS.

-30-

Contact:

Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com


SEC MAIL PROCESSING
RECEIVED
MAR 2 4 2005
WASH, D.C.
202
SECTION